

September 27, 2021

Jonathan Wolter
Chief Financial Officer
SmartRent, Inc.
18835 N. Thompson Peak Parkway
Scottsdale, Arizona 85255

>   **Re: SmartRent, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed September 23, 2021**
>   **File No. 333-259749**

Dear Mr. Wolter:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Anna Abramson, Staff Attorney, at (202) 551-4969 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: David Lewis